Exhibit 12
Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$(2,797)	$(139,663)	$(80,311)	$(82,315)	$(8,244)
Additions:
Income taxes (recovery)	12,422	(4,367)	9,553	41,735	(170)
Noncontrolling interest in earnings of consolidated subsidiaries	6,890	6,461	6,863	8,429	10,378
Fixed charges, as shown below	69,001	113,188	55,453	50,006	38,972
Distributions received from equity-method investees	726	3,096	1,288	4,584	638
	89,039	118,378	73,157	104,754	49,818
Subtractions:
Equity in income (loss) of nonconsolidated affiliates	1,406	281	633	213	866
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	1,406	281	633	213	866
Earnings (loss) as adjusted	84,836	(21,566)	(7,787)	22,226	40,708
Fixed charges:
Interest on indebtedness, expensed or capitalized	53,018	92,936	42,003	39,621	31,271
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,247	7,762	2,249	2,175	2,136
Interest within rent expense	13,736	12,490	11,201	8,210	5,565
Total fixed charges	$69,001	$113,188	$55,453	$50,006	$38,972
Ratio of earnings to fixed charges	1.23	N/A	N/A	N/A	1.04
Dollar amount deficiency	N/A	$134,754	$63,240	$27,780	N/A